SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF AUGUST 2002


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X  Form 40-F
                                     ---          ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes     No X
                                     ---    ---

[Graphic Omitted]                                          For Immediate Release



     SAPIENS INTERNATIONAL ANNOUNCES Q2 RESULTS - MAINTAINING PROFITABILITY

            GROWTH IN REVENUE-BACKLOG DURING Q2 EXCEEDS EXPECTATIONS

Research Triangle Park, N.C.--August 5, 2002--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced its unaudited results of operations for the second quarter and six-months ended June 30, 2002.

Revenues in the second quarter of 2002 were $16.3 million, up 3% from $15.8 million in the second quarter of 2001. Gross profit significantly increased by 54% to $7.6 million from $5 million in the same period last year. The gross profit margin continued its sequential rise and reached 47%, reflecting the continued change in revenue mix and increased efficiencies in project implementation. The Company reported an operating profit of $0.6 million compared with an operating loss of $4.7 million in the same period last year. Net income for the quarter was $0.1 million compared with a net loss of $5.8 million in the second quarter of 2001.

Revenues for the six months ended June 30, 2002 were $32.4 million, up 8% from $29.9 million in the same period last year. Gross profit was $14.5 million, up 83% from $7.9 million in the comparable period last year. The gross profit margin increased to 45% for the first six months of 2002 from 26% in the same period in 2001. Operating income for the first six months of 2002 was $1 million compared with an operating loss of $13.1 million in the first six months of 2001. Net income was $0.3 million compared with a net loss of $15.6 million in the first six months of 2001.

Commenting on the results, Mr. Itzick Sharir, President and Chief Executive Officer, said: "We are encouraged by the continued improvement of all aspects of our operations compared with last year, while maintaining profitability and meeting our objectives, despite the uncertain global economy. In particular, the ability to sign new orders that exceeded our expectations while growing our revenue-backlog, reflects a strong vote of confidence from our long-standing, satisfied customers.

"Looking ahead, we remain focused on modernizing business processes through proven IT solutions, primarily through our insurance solutions strategy, while making steady and gradual progress in implementing our long-term plan."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, New Jersey Manufacturers, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.


                                      # # #


FOR ADDITIONAL INFORMATION

Yuval Hadari                            Itzick Sharir
Chief Financial Officer                 Chief Executive Officer
Sapiens International                   Sapiens International
Tel: +1-877-554-2426                    Tel: +44-1895-464 265
     +972-8-938-2721
E-mail: YUVAL.H@SAPIENS.COM             E-mail: ITZICK.S@SAPIENS.COM
        -------------------                     --------------------


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.


                                      # # #

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                               For the three months ended      For the six months ended
                                               --------------------------      ------------------------
                                                6/30/2002      6/30/2001       6/30/2002      6/30/2001
                                                ---------      ---------       ---------      ---------
                                               (Unaudited)    (Unaudited)     (Unaudited)    (Unaudited)
PREVENUES
roducts                                         $ 10,622       $  8,840        $ 20,793       $ 15,450
Consulting and other services                      5,694          6,991          11,559         14,465
                                                --------       --------        --------       --------
Total revenues                                    16,316         15,831          32,352         29,915
                                                --------       --------        --------       --------

COST OF REVENUES

Products                                           5,325          6,447          10,459         12,363
Consulting and other services                      3,374          4,431           7,363          9,633
                                                --------       --------        --------       --------
Total cost of revenues                             8,699         10,878          17,822         21,996
                                                --------       --------        --------       --------

GROSS PROFIT                                       7,617          4,953          14,530          7,919

EXPENSES

Research and development, net                      1,473          1,598           2,795          3,337
Selling, marketing, general and administrative     5,509          7,744          10,734         16,922
Amortization of goodwill

                                                     -              280             -              772
                                                --------       --------        --------       --------

OPERATING INCOME/(LOSS)                              635         (4,669)          1,001        (13,112)

Financial expenses, net                              191            815             354          2,118
Taxes and other expenses, net (b)                    320            341             360            380
                                                --------       --------        --------       --------

NET INCOME/(LOSS)                               $    124       $ (5,825)       $    287       $(15,610)
                                                ========       ========        ========       ========

Basic and diluted earnings/(loss) per share     $    -         $  (0.24)       $   0.01       $  (0.66)
                                                ========       ========        ========       ========

Weighted average shares used to compute:

Basic earnings/(loss) per share                   36,331         24,453          36,247         23,728
Diluted earnings/(loss) per share (c)             47,137         24,453          46,205         23,728

Note    a: Certain prior year's amounts have been reclassified to conform with current year presentation.
        b: Includes other expenses and minority interest c: Due to the net loss in 2001, the inclusion of dilutive securities would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                        6/30/2002                   12/31/2001
                                                    -------------------         -------------------
                                                       (Unaudited)                  (Audited)
ASSETS

          Cash                                      $    15,626                 $  16,087
          Restricted cash                                   -                       2,500
          Short-term investments                             27                        50
                                                    -------------------         -------------------
                                                         15,653                    18,637
          Trade receivables                              17,976                    17,563
          Other current assets                            7,710                     7,084
                                                    -------------------         -------------------
          TOTAL CURRENT ASSETS                           41,339                    43,284
                                                    -------------------         -------------------

          Property and equipment, net                     3,413                     4,097
          Other assets                                   22,230                    22,549

                                                    -------------------         -------------------
TOTAL ASSETS                                        $    66,982                 $  69,930
                                                    ===================         ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

          Short-term loans and current maturities
             of long-term debt                      $     9,131                 $  16,454
          Trade payables                                  3,135                     3,242
          Other liabilities and accrued expenses         17,694                    20,318
          Deferred revenue                                4,990                     1,633
                                                    -------------------         -------------------
          TOTAL CURRENT LIABILITIES                      34,950                    41,647
                                                    -------------------         -------------------

          Long-term debt and other liabilities           10,342                     7,365
          Redeemable shares in a subsidiary              10,794                    10,711
          Shareholders' equity                           10,896                    10,207

                                                    -------------------         -------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $    66,982                 $  69,930
                                                    ===================         ===================

Note: Certain prior year's amounts have been reclassified to conform with current year presentation

                                       ###

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                       (Registrant)




Date: September 4, 2002                          By:
                                                    ----------------------------
                                                    Steve Kronengold
                                                    General Counsel